UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HedgePath Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

42278K 102

(CUSIP Number)

Kate Rintoul

Mayne Pharma Ventures Pty Ltd

Level 1, 99 King Street

Melbourne, Victoria 3000

Australia

61 3 8614 7711

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma Ventures Pty Ltd I.R.S. Identification No. 98-1181089
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 221,010,368 (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 221,010,368 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,010,368 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.3% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	On November 4, 2016, Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”), acquired (i) 5,500,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of HedgePath Pharmaceuticals, Inc. (the “Issuer”) through the partial exercise of a warrant to purchase 10,250,569 shares of Common Stock that was issued by the Issuer to Mayne Ventures on June 24, 2014 (the “2014 Warrant”) and (ii) 33,333,000 shares of Common Stock through the partial exercise of a warrant to purchase 33,333,333 shares of Common Stock that was issued by the Issuer to Mayne Ventures on May 15, 2015 (the “2015 Warrant”). As a result of this acquisition, Mayne Ventures now directly holds 187,895,230 shares of Common Stock (see footnote no. 2 below regarding shares deemed to be beneficially owned by virtue of exercisable warrants).

(2)	Includes (i) the remaining 4,750,569 shares of Common Stock issuable upon exercise of the 2014 Warrant, (ii) the remaining 333 shares of Common Stock issuable upon exercise of the 2015 Warrant and (iii) 28,364,236 shares of Common Stock issuable upon exercise of a warrant issued by the Issuer to Mayne Ventures on May 25, 2016 (the “2016 Warrant”).

(3)	Percentage assumes 372,386,408 shares of Common Stock issued and outstanding, consisting of 300,438,270 shares of Common Stock reported as issued and outstanding as of October 31, 2016 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on October 31, 2016, plus (i) the 5,500,000 shares of Common Stock issued to Mayne Ventures upon the partial exercise of the 2014 Warrant on November 4, 2016, (ii) the 33,333,000 shares of Common Stock issued to Mayne Ventures upon the partial exercise of the 2015 Warrant on November 4, 2016, (iii) the remaining 4,750,569 shares of Common Stock issuable upon exercise of the 2014 Warrant, (iv) the remaining 333 shares of Common Stock issuable upon exercise of the 2015 Warrant and (v) the 28,364,236 shares of Common Stock issuable upon exercise of the 2016 Warrant.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma International Pty Ltd I.R.S. Identification No. 98-1181817
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 221,010,368 (1)(2)(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 221,010,368 (1)(2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,010,368 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.3% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	On November 4, 2016, Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”), acquired (i) 5,500,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of HedgePath Pharmaceuticals, Inc. (the “Issuer”) through the partial exercise of a warrant to purchase 10,250,569 shares of Common Stock that was issued by the Issuer to Mayne Ventures on June 24, 2014 (the “2014 Warrant”) and (ii) 33,333,000 shares of Common Stock through the partial exercise of a warrant to purchase 33,333,333 shares of Common Stock that was issued by the Issuer to Mayne Ventures on May 15, 2015 (the “2015 Warrant”). As a result of this acquisition, Mayne Ventures now directly holds 187,895,230 shares of Common Stock (see footnote no. 2 below regarding shares deemed to be beneficially owned by virtue of exercisable warrants).

(2)	Includes (i) the remaining 4,750,569 shares of Common Stock issuable upon exercise of the 2014 Warrant, (ii) the remaining 333 shares of Common Stock issuable upon exercise of the 2015 Warrant and (iii) 28,364,236 shares of Common Stock issuable upon exercise of a warrant issued by the Issuer to Mayne Ventures on May 25, 2016 (the “2016 Warrant”).

(3)	The reported securities are owned directly by Mayne Ventures. Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), holds 100% of the equity securities of Mayne Ventures. Mayne Pharma Group Limited, an Australian company ACN 115 832 963 (“Mayne Group”), holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures.

(4)	Percentage assumes 372,386,408 shares of Common Stock issued and outstanding, consisting of 300,438,270 shares of Common Stock reported as issued and outstanding as of October 31, 2016 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on October 31, 2016, plus (i) the 5,500,000 shares of Common Stock issued to Mayne Ventures upon the partial exercise of the 2014 Warrant on November 4, 2016, (ii) the 33,333,000 shares of Common Stock issued to Mayne Ventures upon the partial exercise of the 2015 Warrant on November 4, 2016, (iii) the remaining 4,750,569 shares of Common Stock issuable upon exercise of the 2014 Warrant, (iv) the remaining 333 shares of Common Stock issuable upon exercise of the 2015 Warrant and (v) the 28,364,236 shares of Common Stock issuable upon exercise of the 2016 Warrant.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma Group Limited I.R.S. Identification No. 98-1074924
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 221,010,368 (1)(2)(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 221,010,368 (1)(2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,010,368 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.3% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	On November 4, 2016, Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”), acquired (i) 5,500,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of HedgePath Pharmaceuticals, Inc. (the “Issuer”) through the partial exercise of a warrant to purchase 10,250,569 shares of Common Stock that was issued by the Issuer to Mayne Ventures on June 24, 2014 (the “2014 Warrant”) and (ii) 33,333,000 shares of Common Stock through the partial exercise of a warrant to purchase 33,333,333 shares of Common Stock that was issued by the Issuer to Mayne Ventures on May 15, 2015 (the “2015 Warrant”). As a result of this acquisition, Mayne Ventures now directly holds 187,895,230 shares of Common Stock (see footnote no. 2 below regarding shares deemed to be beneficially owned by virtue of exercisable warrants).

(2)	Includes (i) the remaining 4,750,569 shares of Common Stock issuable upon exercise of the 2014 Warrant, (ii) the remaining 333 shares of Common Stock issuable upon exercise of the 2015 Warrant and (iii) 28,364,236 shares of Common Stock issuable upon exercise of a warrant issued by the Issuer to Mayne Ventures on May 25, 2016 (the “2016 Warrant”).

(3)	The reported securities are owned directly by Mayne Ventures. Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), holds 100% of the equity securities of Mayne Ventures. Mayne Pharma Group Limited, an Australian company ACN 115 832 963 (“Mayne Group”), holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures.

(4)	Percentage assumes 372,386,408 shares of Common Stock issued and outstanding, consisting of 300,438,270 shares of Common Stock reported as issued and outstanding as of October 31, 2016 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on October 31, 2016, plus (i) the 5,500,000 shares of Common Stock issued to Mayne Ventures upon the partial exercise of the 2014 Warrant on November 4, 2016, (ii) the 33,333,000 shares of Common Stock issued to Mayne Ventures upon the partial exercise of the 2015 Warrant on November 4, 2016, (iii) the remaining 4,750,569 shares of Common Stock issuable upon exercise of the 2014 Warrant, (iv) the remaining 333 shares of Common Stock issuable upon exercise of the 2015 Warrant and (v) the 28,364,236 shares of Common Stock issuable upon exercise of the 2016 Warrant.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D originally filed on July 7, 2014 (the “Original Schedule 13D”) by Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”), Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), and Mayne Pharma Group Limited, an Australian company ACN 115 832 963 (“Mayne Group” and, together with Mayne Ventures and Mayne International, collectively, the “Reporting Persons”), as amended by (i) Amendment No. 1 to Schedule 13D filed on May 22, 2015 (“Amendment No. 1”) and (ii) Amendment No. 2 to Schedule 13D filed on June 16, 2016 (“Amendment No. 2” and the Original Schedule 13D, as so amended, the “Statement”). Items2, 3, 4 and 5 of the Statement are hereby amended to the extent hereinafter expressly set forth. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Original Schedule 13D, Amendment No. 1 or Amendment No. 2, as applicable.

Item 2. Identity and Background.

The information contained in Item 2 of the Statement is hereby amended and supplemented by adding the following information:

“The information set forth in Schedule I attached hereto is incorporated herein by reference.”

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented by adding the following information:

“On November 4, 2016, Mayne Ventures acquired (i) 5,500,000 shares of Common Stock for an aggregate purchase price of $482,900 through the partial exercise of a warrant to purchase 10,250,569 shares of Common Stock that was issued by the Issuer to Mayne Ventures on June 24, 2014 (the “2014 Warrant”) at a per share exercise price of $0.0878 and (ii) 33,333,000 shares of Common Stock for an aggregate purchase price of $2,499,975 through the partial exercise of a warrant to purchase 33,333,333 shares of Common Stock that was issued by the Issuer to Mayne Ventures on May 15, 2015 (the “2015 Warrant”) at a per share exercise price of $0.075. The source of funds for this acquisition was working capital. As a result of this acquisition, Mayne Ventures now directly holds 187,895,230 shares of Common Stock.”

Item 4. Purpose of Transaction.

The information contained in Item 4 is hereby amended and restated in its entirety as follows:

“The information set forth in Item 3 is incorporated herein by reference.

The Reporting Persons regularly review, and intend to review, the Issuer and its holdings in the Issuer on a continuous basis. As part of such review, subject to compliance with applicable securities laws and its obligations under the A&R Equity Holders Agreement, the Reporting Persons may, from time to time, and reserve the right to, consider, study, explore, formulate and actively participate in any plans or proposals, and hold discussions with the Issuer’s management, the Issuer’s board of directors, the Issuer’s stockholders and other parties, regarding the Issuer, including plans, proposals or discussions relating to actions or transactions that relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Such actions or transactions may also include, among other things, the acquisition of additional shares of Common Stock in the open market or privately negotiated transactions or otherwise and/or effecting changes to the present board of directors of the Issuer. Such actions or transactions may depend upon (i) subsequent developments affecting the Issuer; (ii) the business prospects of the Issuer; and (iii) other factors deemed relevant by the Reporting Persons. Such transactions may take place at any time with or without prior notice. Reporting Persons further reserve the right to change its plans and intentions at any time as it deems appropriate.”

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 is hereby amended and restated in its entirety as follows:

“(a) and (b)

Mayne Ventures directly holds 187,895,230 shares of Common Stock. In addition, Mayne Ventures may be deemed to have “beneficial ownership” within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of (i) the remaining 4,750,569 shares of Common Stock issuable upon exercise of the 2014 Warrant, (ii) the remaining 333 shares of Common Stock issuable upon exercise of the 2015 Warrant and (iii) 28,364,236 shares of Common Stock issuable upon exercise of the 2016 Warrant. Accordingly, Mayne Ventures may be deemed to beneficially own an aggregate of 221,010,368 shares of Common Stock, representing 59.3% of the Issuer’s issued and outstanding Common Stock. This beneficial ownership percentage assumes that there would be 372,386,408 shares of Common Stock issued and outstanding, consisting of 300,438,270 shares of Common Stock reported as issued and outstanding as of October 31, 2016 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on October 31, 2016, plus (i) the 5,500,000 shares of Common Stock issued to Mayne Ventures upon the partial exercise of the 2014 Warrant on November 4, 2016, (ii) the 33,333,000 shares of Common Stock issued to Mayne Ventures upon the partial exercise of the 2015 Warrant on November 4, 2016, (iii) the remaining 4,750,569 shares of Common Stock issuable upon exercise of the 2014 Warrant, (iv) the remaining 333 shares of Common Stock issuable upon exercise of the 2015 Warrant and (v) the 28,364,236 shares of Common Stock issuable upon exercise of the 2016 Warrant.

Mayne International holds 100% of the equity securities of Mayne Ventures. Mayne Group holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures. Mayne Ventures, Mayne International and Mayne Group share the power to vote or to direct the vote and dispose or to direct the disposition of the 221,010,368 shares of Common Stock set forth above.

(c)	Except as set forth herein, none of the Reporting Persons has engaged in any transactions in the class of securities reported on that were effected during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.”

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement
99.2	Amended and Restated Equity Holders Agreement, dated May 15, 2015, by and between the Company, Mayne Pharma Ventures Pty Ltd., Hedgepath, LLC, Nicholas J. Virca and Frank O’Donnell, Jr. M.D. (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2015)
99.3	Warrant, dated June 24, 2014 issued to Mayne Pharma Ventures Pty Ltd. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on June 30, 2014)
99.4	Warrant, dated May 15, 2015, issued to Mayne Pharma Ventures Pty Ltd. (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2015)
99.5	Warrant, dated May 25, 2016, issued to Mayne Pharma Ventures Pty Ltd

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2016

Mayne Pharma Ventures Pty Ltd

/s/ Mark Cansdale Mark Cansdale, Company Secretary

Mayne Pharma International Pty Ltd

/s/ Mark Cansdale Mark Cansdale, Company Secretary

Mayne Pharma Group Limited

/s/ Mark Cansdale Mark Cansdale, Company Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS (OR THEIR EQUIVALENTS)

as of November 7, 2016

The business address of each of the following individuals is c/o Mayne Pharma Ventures Pty Ltd, Level 1, 99 King Street, Melbourne, Victoria 3000 Australia.

Mayne Pharma Ventures Pty Ltd

Mr Scott Richards(1) (Director)

Mr Mark Cansdale(1) (Director & Company Secretary)

Mayne Pharma International Pty Ltd

Mr Scott Richards(1) (Director)

Mr Mark Cansdale(1) (Director & Company Secretary)

Mayne Pharma Group Limited

Mr Roger Corbett, AO(2) (Chairman)

Mr Scott Richards(1) (Managing Director and CEO)

Hon. Ron Best(2) (Non-Executive Director)

Mr Bruce Mathieson(2) (Non-Executive Director)

Mr Ian Scholes(2) (Non-Executive Director)

Mr William (Phil) Hodges(3) (Non-Executive Director)

Prof Bruce Robinson(2) (Non-Executive Director)

Nancy Dolan(4) (Non-Executive Director)

Mark Cansdale(1) (Director & Company Secretary)

_______________

(1)       Citizen of Australia and the United Kingdom

(2)       Citizen of Australia

(3)       Citizen of the United States

(4)       Citizen of Australia and New Zealand